ROUGE RESOURCES LTD.
(formerly Gemstar Resources Ltd.)

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED APRIL 30, 2008
(Stated in Canadian Dollars)
(unaudited)

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, part 4 subsection 4.3(3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for review of interim financial statements by an entity’s auditor.

ROUGE RESOURCES LTD.
(formerly Gemstar Resources Ltd)
BALANCE SHEETS
(Stated in Canadian Dollars)

	April 30, 2008	January 31, 2008
	(unaudited)	(audited)

ASSETS
Current
Cash	$4,925	$5,999
GST receivable	4,712	4,064

	9,637	10,063

Credit Card Deposit (Note 2)	6,900	6,900
Mineral Property Interests (Note 3)	70,439	70,439
Equipment	2,443	2,641

	$89,419	$90,043

LIABILITIES
Current
Accounts payable and accrued liabilities	108,095	$106,078
Demand loans from related parties, including convertible
promissory note (Note 4)	1,281,609	1,240,741

	1,389,704	1,346,819

SHAREHOLDERS' DEFICIENCY

Share Capital
Authorized
Unlimited number of common shares without par value
Issued
565,171 common shares	1,113,471	1,113,471
Equity Component Of Convertible Note (Note 4)	41,781	41,781
Contributed Surplus	11,576	11,576
Deficit Accumulated During The Exploration Stage	(2,467,113)	(2,423,604)

	(1,300,285)	(1,256,776)

	$89,419	$90,043

Approved on behalf of the Board of Directors:

"Linda Smith"	"Shannon Krell"
Director	Director

The accompanying notes are an integral part of these interim financial statements.

ROUGE RESOURCES LTD.
(formerly Gemstar Resources Ltd)
STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

	Three Months Ended April 30,		Year Ended January 31,
	2008	2007	2008
	(Unaudited)	(Unaudited)	(Audited)

Operating Expenses
Amortization	$198	$153	$1,132
Accounting and audit fees	15,707	9,592	32,369
Accretion of convertible note	2,968	339	2,331
Bad debt expense	-	777	858
Management fees	7,500	7,500	30,000
Office and sundry	6,792	9,315	33,306
Professional fees	6,140	1,749	12,793
Transfer agent and filing fees	407	-	9,198
Travel and promotion	3,797	6,095	34,671

Net Loss For The Period	(43,509)	(35,520)	(156,658)

Deficit, Beginning Of Period	(2,423,604)	(2,266,946)	$(2,266,946)

Deficit, End Of Period	$(2,467,113)	$(2,302,466)	$(2,423,604)

Weighted Average Number Of Common
Shares Outstanding, Basic and Diluted	565,171	565,171	565,171

Net Loss Per Common Share,
Basic and Diluted	$(0.08)	$(0.06)	$(0.28)

The accompanying notes are an integral part of these interim financial statements

ROUGE RESOURCES LTD.
(formerly Gemstar Resources Ltd)
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	Three Months Ended April 30,		Year Ended January 31,
	2008	2007	2008
	(Unaudited)	(Unaudited)	(Audited)
Cash Flows Provided By (Used In):

Operating Activities
Net loss for the period	$(43,509)	$(35,520)	$(156,658)
Items not requiring use of cash :
Amortization	198	153	1,132
Accretion of convertible promissory note	2,968	339	2,331
	(40,343)	(35,028)	(153,195)
Changes in operating assets and liabilities
GST receivable	(648)	-	(4,064)
Accounts payable and accrued liabilities	2,017	1,159	(23,253)

	(38,974)	(33,869)	(180,512)
Investing Activities
Purchase of equipment	-	-	(2,662)

Financing Activities
Loans from related parties	37,900	31,841	179,517

Decrease In Cash	(1,074)	(2,028)	(3,657)

Cash, Beginning of Period	5,999	9,656	9,656

Cash, End of Period	$4,925	$7,628	$5,999

Supplemental Cash Flow Information
Non-cash expenditures - investing activities	$-	$-	$-
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these interim financial statements.

ROUGE RESOURCES LTD.
(formerly Gemstar Resources Ltd.)
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2008
(Stated in Canadian Dollars)
(unaudited)

1.	NATURE OF OPERATIONS, UNAUDITED INTERIM FINANCIAL STATEMENTS AND GOING CONCERN

Rouge Resources Ltd. (formerly Gemstar Resources Ltd.) (the “Company”) was incorporated in British Columbia, on March 31, 1998, which was also the date of inception. On October 23, 2007, the Company restructured share capital and consolidated the issued shares on a one for ten (1:10) basis. Share and per share information in these financial statements have been presented on a retroactive basis as if the share consolidation took place at the beginning of all periods presented.

The Company continues to be engaged in the acquisition, exploration and development of mineral resource properties and has not generated any revenue to date. The deficit has been accumulated during the exploration stage.

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements applicable to a going concern. Going concern financial statements assume the Company will realize its assets and discharge its liabilities in the normal course of business. They do not include all information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the audited financial statements for the year ended January 31, 2008. These interim unaudited financial statements should be read in conjunction with those audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the three months ended April 30, 2008 are not necessarily indicative of the results that may be expected for the year ending January 31, 2009.

At April 30, 2008, the Company had a working capital deficiency of $1,380,067 (January 31, 2008 - $1,336,756) and has incurred losses since inception of $2,467,113. Further losses are anticipated in the development of its business plan and there can be no assurance that the Company will be able to achieve or maintain profitability. Management is trying to identify sources of additional financing, including private equity and more loans from related parties, to fund third party liabilities and the ongoing development of the Company’s business plan. There can be no assurance that financing will be available as necessary to meet the Company’s working capital requirements or, if available, that it will be on terms acceptable to the Company. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. Realization values may be substantially different from the carrying values shown in these financial statements should the Company be unable to continue as a going concern.

2.	CREDIT CARD DEPOSIT

The amount of $6,900 represents a one-year guaranteed investment certificate with interest at 3.3% maturing on October 29, 2008, held by the bank as security for the Company’s credit card usage and has been classified as a non-current asset.

3.	MINERAL PROPERTY INTERESTS

The Company staked the Dotted Lake Property in the Thunder Mining District of the province of Ontario, Canada, in March 2003, and holds a 100% interest in the property comprising approximately 375 hectares. In order to maintain the mineral claim in good standing, the Company plans to spend approximately $15,000 in exploration on the property by August 11, 2008. At April 30, 2008, the Company has invested the following amounts:

	April 30,	Jan. 31,
	2008	2008
Mineral properties
Staking	$4,206	$4,206

Deferred exploration costs
Geological survey	40,000	40,000
Geological consulting fees	26,233	26,233
	66,233	66,233

	$70,439	$70,439

The Company maintains this property for future exploration expenditures and has determined there was no asset impairment at April 30, 2008.

4.	RELATED PARTY TRANSACTIONS

a)

At April 30, 2008, demand loans payable aggregating $1,212,692 (January 31, 2008 $1,174,792) from the Company’s officers and immediate family members were unsecured, non-interest bearing and have no specific terms of repayment.

b)

At April 30, 2008, a loan from an immediate family member of an officer of the Company in the amount of $106,755 (January 31, 2008 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and 2007. It is non-interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation. Originally, $95,179 was allocated to the debt and $11,576 to the embedded conversion feature as an equity component. The carrying value was accreted up to its face value of $106,755 over the original term to maturity date of January 1, 2008. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification and an additional equity component of the debt. Accordingly, $64,974 was allocated to the debt and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. Accretion expense of $2,968 was recorded for the three months ended April 30, 2008 bringing the carry value of the note to $68,917 at April 30, 2008 (January 31, 2008 – $65,949).

c)

The Company incurred related party management fees and office expenses aggregating $12,000 for the three months ended April 30, 2008 (three months ended April 30, 2007 - $12,000). These related party transactions were conducted in the normal course of business and recorded at their exchange amounts, which is the consideration paid or received by the Company as agreed to between the related parties.

5.	SHARE CAPITAL

At April 30, 2008, the authorized share capital of the Company was an unlimited number of common shares without par value of which 565,171 were issued and outstanding (January 31, 2008 – 565,171)

There were no share transactions for the three months ended April 30, 2008. In addition, no stock options have been granted and no stock options are outstanding at April 30, 2008.

6.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affected the Company’s financial statements, are described and quantified below.

Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, companies have the option to capitalize exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, mineral property acquisition costs are capitalized and exploration costs are expensed as incurred until such time as economic reserves are quantified. The Company has considered the guidance per EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities under US GAAP. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

Equity component of convertible promissory note

Under Canadian GAAP, companies allocate the proceeds of issuance between the convertible debt and the embedded conversion feature based on their relative fair values. Under US GAAP, the Company has considered the guidance per FAS 133 and EITF 00-27 and has determined the entire proceeds of the convertible note should be disclosed as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

a)	Effect on Balance Sheets

	April 30,	January 31,
	2008	2008
Mineral properties and deferred exploration costs
Per Canadian GAAP	$70,439	$70,439
Deferred exploration costs written off	(66,233)	(66,233)
Per US GAAP	$4,206	$4,206
Liabilities
Per Canadian GAAP	$1,389,704	1,346,819
Reversal of equity portion of note	41,781	41,781
Per US GAAP	1,431,485	1,388,600
Shareholders’ deficiency
Per Canadian GAAP	$(1,300,285)	$(1,256,776)
Deferred exploration costs written off	(66,233)	(66,233)
Reversal of equity portion of note	(41,781)	(41,781)
Per US GAAP	$(1,408,299)	$(1,364,790)

b)	Effect on Statements of Operations and Deficit

	Three Mths	Three Mths
	Ended	Ended	Year Ended
	April 30,	April 30,	January 31,
	2008	2007	2008
Net loss for the year
Per Canadian GAAP	$(43,509)	$(35,520)	$(156,658)
Per US GAAP	$(43,509)	$(35,520)	$(156,658)

Net loss per common share, basic and
diluted
Per Canadian GAAP	$(0.08)	$(0.06)	$(0.28)
Per US GAAP	$(0.08)	$(0.06)	$(0.28)

c)	Effect on Statements of Cash Flows

	Three Mths	Three Mths
	Ended	Ended	Year Ended
	April 30,	April 30,	January 31,
	2008	2007	2008
Cash flows provided by (used in):
Operating activities
Per Canadian GAAP	$(38,974)	$(33,869)	$(180,512)
Per US GAAP	$(38,974)	$(33,869)	$(180,512)

Investing activities
Per Canadian GAAP	$-	$-	$(2,662)
Per US GAAP	$-	$-	$(2,662)

d)	Recent United States Accounting Pronouncements

There have been no material pronouncements affecting the Company since the year ended January 31, 2008.